

LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



April 17, 2003

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- 2003 1Q Results Report April 17, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

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1Q 2003 Results Report

(Billions of KRW)

	2003 1Q (% of Sales)	2002 1Q* (% of Sales)
Sales	5,171 (100%)	4,412 (100%)
Gross Profit	1,263 (24.4%)	1,175 (26.6%)
Operating Income	417 (8.1%)	367 (8.3%)
Ordinary Income	206 (4.0%)	276 (6.3%)
Net Income	194 (3.8%)	220 (5.0%)

* All 2002 numbers on the same basis as 1Q 2003 numbers. Calculations exclude double counting on contract manufacturing work.

Goals for 2Q 2003:

- Maintain 2002 domestic sales level by increasing sales of premium products
- Use export drive to grow overseas sales over 2002 levels